                                                               File No. 70-10033

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        PRE-EFFECTIVE AMENDMENT NO. 3 TO


                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               Northeast Utilities
                                107 Selden Street
                                Berlin, CT 06037

                    The Connecticut Light and Power Company
                            c/o Northeast Utilities
                               107 Selden Street
                                Berlin, CT 06037

                     Western Massachusetts Electric Company
                            c/o Northeast Utilities
                               107 Selden Street
                                Berlin, CT 06037

                    Public Service Company of New Hampshire
                            c/o Northeast Utilities
                               107 Selden Street
                                Berlin, CT 06037

                    Vermont Yankee Nuclear Power Corporation
                               185 Old Ferry Road
                              Brattleboro, VT 05703

   (Names and principal executive offices of companies filing this statement
                               NORTHEAST UTILITIES

                   (Names of top registered holding company)

                              Jeffrey Miller, Esq.
                      Northeast Utilities Service Company
                               107 Selden Street
                                Berlin, CT 06037

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

        Hemmie Chang, Esq.                          Nancy S. Malmquist, Esq.
        Ropes & Gray                                Downs, Rachlin & Martin
        One International Place                     P.O. Box 99
        Boston, MA 02110                            90 Prospect Street
                                                    St. Johnsbury, VT 05819-0099



        Denise Redmann, Esq.
        Entergy Corporation
        639 Loyola Avenue
        New Orleans, LA  70113








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

The Application/Declaration in File No. 70-10033 hereby is amended by adding the following sentence to the end of Item 2, Fee, Commissions and Expenses: "All of the above fees, commissions and expenses will be shared pro rata by all of the sponsoring owners of Vermont Yankee."



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
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the applicants named herein have duly caused this statement to be signed on their behalf by their respective officers on their thereunto duly authorized.


                           NORTHEAST UTILITIES


                           By   /s/ John B. Keane
                                -----------------------------------------------
                                Name: John B. Keane
                                Title:  Vice President - Administration of
                                        Northeast Utilities Service Company,
                                        as Agent for Northeast Utilities



                           VERMONT YANKEE NUCLEAR POWER
                             CORPORATION


                           By   /s/ Bruce W. Wiggett
                                -----------------------------------------------
                                Name: Bruce W. Wiggett
                                Title:  Sr. Vice President of Finance & Admin.



Date:  July 29, 2002


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